Via EDGAR and
Facsimile No. (202) 772-9203

May 14, 2009

Song Brandon
Special Counsel
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E
Washington, D.C. 20549-3628

Re:    LIN TV Corp.
    Schedule TO-I, as amended
    Filed May 4, 2009 and May 8, 2009
    File No. 005-78263

Dear Ms. Brandon:

Please find below the response of LIN TV Corp. (the “Company”) to your May 12, 2009 comment letter relating to the Company’s Tender Offer Statement filed with the Commission on Schedule TO on May 4, 2009 and amended on May 8, 2009.  For your convenience, we have reproduced your comments.

Schedule TO-I
Exhibit 99.A(1)(A): Offer to Exchange Outstanding Stock Options for New Stock Options
Determination of Validity; Rejection of Options; Waiver of Defects; No Obligations to Give Notice of Defects, page 10

1.  We note your disclosure indicating that your determination of certain events will be “final and binding on all parties.”  Revise to disclose that only a court of competent jurisdiction can make a determination that will be final and binding upon all parties.  In addition, please disclose that security holders may challenge your determinations, and make corresponding revisions to other sections of the offer document where you provide similar disclosure.

Company Response:

The Company acknowledges that its determination with respect to a matter may be challenged in a court of competent jurisdiction, and any non-appealable determination by any such court will be final and binding upon all persons.  In response to the staff’s comment, the Company has revised its disclosure on pages 10, 11, and 13 of the Offer to Exchange Outstanding Stock Options for New Stock Options (the “Offer to Exchange”) to confirm that offer participants may challenge its determinations and to clarify that the Company’s determinations shall be final and binding, subject to any order or decision by a court of competent jurisdiction.

Conditions of this Offer, page 12

2.  A tender offer may only be subject to conditions that are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied.  In this regard, amend your conditions to avoid the term “threatened,” as it is unclear how a “threatened” event can be objectively determined.

Company Response:

The Company has reviewed the staff’s comment and has revised its disclosure on page 12 of the Offer to Exchange accordingly.

3.  We note your disclosure in the last full paragraph of this section where you provide that your “failure to exercise any of these rights is not a waiver of any of these rights, and the waiver of any of these rights with respect to particular facts and circumstances is not a waiver with respect to any other facts and circumstances.”  This language appears to imply that if a condition is triggered and you fail to assert the condition, you will not lose the right to assert the condition at a later time.  Please note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this decision is tantamount to a waiver of the triggered condition(s).  Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to option holders.  In that regard, please confirm your understanding to us that if an offer condition is triggered, you will notify shareholders whether or not you have waived an offer condition.

Company Response:

The Company confirms that if an event occurs which triggers an offer condition, it will notify the option holders as to whether or not it waives such condition.

Summary Financial Information, page 16

4.  The summarized financial information presented in accordance with Item 1010(c) of Regulation M-A is required for all periods specified in Item 1010(a).  It does not appear that you have presented all of the information required by Item 1-02(bb)(1) of Regulation S-X for all of the applicable periods.  Please revise your disclosure accordingly.  In addition, please present the book value per share information as required by Item 1010(c)(5) as well as the ratio of earnings to fixed charges, computed in a manner consistent with Item 503(d) of Regulation S-K as required by Item 1010(c)(4).  For additional guidance, please review interpretation I.H.7 in the July 2001 Interim Supplement to the Manual of Publicly Available Telephone Interpretations available on our website, www.sec.gov.

Company Response:

The Company has revised its disclosure under Summary Financial Information to provide its book value per share as of the date of its most recent balance sheet and its ratio of earnings to fixed charges for its three most recently completed fiscal years, as well as for the interim periods ended March 31, 2009 and March 31, 2008.  Additionally, the Company has provided additional disclosure regarding its consolidated balance sheet data by including current assets, non-current assets, current liabilities, non-current liabilities and noncontrolling interest for each of the periods presented and has provided income per share from continuing operations and net income per share data on a basic and diluted basis.

Miscellaneous, page 23

5.  We note your disclosure in this section stating that the “Exchange Offer is not available in jurisdictions outside the United States.”  Please note that the all-holders provision in Exchange Act Rule 13e-4(f)(8) applies equally to U.S. holders as well as non-U.S. holders.  Refer to the interpretive guidance in section II.G.1 of SEC Release 33-8957.  Please advise us as to how the company is complying with the all-holders provision of Rule 13-e4(f)(8), or revise your disclosure throughout to be consistent with that rule.

Company Response:

The Company has reviewed the staff’s comment and confirms its compliance with Exchange Act Rule 13e-4(f)(8)(i).  The Company advises the staff that, as a factual matter, all participants in the Company’s Amended and Restated 2002 Stock Plan and Third Amended and Restated 2002 Non-Employee Director Stock Plan are U.S. residents and, as such, there are no offerees in jurisdictions outside the United States.  Nonetheless, to prevent confusion the Company has deleted the referenced statement from its disclosure on page 23 of the Offer to Exchange.

In connection with the foregoing, the Company hereby acknowledges:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company understands the importance of and is committed to complying with all applicable SEC rules and regulations.  Therefore, should you require additional information or clarification with respect to the Company’s responses, or wish to discuss the responses further, please contact me at (401) 457-9440 or Ms. Denise M. Parent, Vice President General Counsel and Secretary, at (401) 457-9511.
Sincerely,

By: /s/ Nicholas N. Mohamed
Nicholas N. Mohamed
Vice President Controller

cc:        David H. Engvall, Esq.
Covington & Burling LLP
1201 Pennsylvania Avenue, N.W.
Washington, DC 20004-2401